UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2011

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiang Yongzhi
Name:	Jiang Yongzhi
Title:	Joint Company Secretary
Dated: July 6, 2011

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated July 6, 2011, entitled "PL19-3 Oil Spills Basically Under Control".

Exhibit 99.1

中國海洋石油有限公司
CNOOC LIMITED
For Immediate Release

PL19-3 Oil Spills Basically Under Control

(Hong Kong, July 6, 2011) – CNOOC Limited (the “Company", NYSE: CEO, SEHK: 00883) announced today that the oil spills occurred in PengLai (“PL”) 19-3 oil field have already been basically under control. The State Oceanic Administration of People’s Republic of China (“SOA”) made relevant announcement on July 5.

PL19-3 field, located in Bohai Bay, is an oil field under Production Sharing Contract with ConocoPhillips China Inc (“COPC”). COPC is the Operator and responsible for the daily operations.

According to the report of COPC, a seepage of oil from the seabed was found near the Platform B in early June. It is the first of its kind occurred in China and the cause is still subject to further study and analysis. It was also observed in mid June that one well being drilled in Platform C occurred a small-scale influx, resulting in another oil spill.

After the incidents occurred, COPC immediately activated response procedures, closed part of the water injection wells, and suspended drilling operations of the field. COPC also deployed necessary equipment and personnel for oil recovery and area clean-up. As the partner, the Company has actively assisted COPC with its activities to minimize the impact.

According to the statement of SOA, the above incidents have certain impact on the marine environment surrounding PL19-3 oilfield, resulting in about 840 square kilometers of seawater worse than Grade IV.

Through those measures taken by the Operator such as reducing pressure in Platform B and implementing a cementing procedure in Platform C, the above incidents were well controlled on June 19 and 21 respectively. As of July 4, there is no obvious oil slick on the sea surface. Only very small amount of oil sheen can be observed occasionally near Platform B and C.

The relevant regulatory agencies have notified COPC to promptly clean up and support investigation of the responsibilities for the oil spill. SOA will continue to urge COPC to closely monitor the status of the leaking point, and will also supervise COPC taking effective measures to minimize the impact on marine environment.

As the non-operator, the Company will continue urge and assist COPC to fulfill SOA’s requirements.

– End –

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.
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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “plan”, “predict” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by us that we believe are reasonable under the circumstances. However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause our actual results, performance and financial condition to differ materially from our expectations. For a description of these and other risks and uncertainties, please see the documents we filed from time to time with the United States Securities and Exchange Commission, including our 2010 Annual Report on Form 20-F filed on April 29, 2011.
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For further enquiries, please contact:

Mr. Jiang Yongzhi
Joint Company Secretary and General Manager of Investor Relations Department
CNOOC Limited
Tel: +86-10-8452-1731
Fax: +86-10-8452-1441
E-mail: jiangyzh2@cnooc.com.cn

Ms. Ding Jianchun
Manager, Media / Public Relations
CNOOC Limited
Tel: +86-10-8452-2973
Fax: +86-10-8452-1441
E-mail: dingjch@cnooc.com.cn

Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail: sharon.fung@knprhk.com